Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF OCTOBER 31 2011

DATE, TIME AND PLACE:  On October 31  2011, at 11:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 1st  floor, Room 101, in the city and state of São Paulo.

CHAIR:  Iran Siqueira Lima.

QUORUM:   Totality of the effective members.

RESOLUTION UNANIMOUSLY ADOPTED:

1.	Following examination and discussion of the Company’s account statements for the period from January to September 2011, to issue the following opinion:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having perused the account statements for the period from January to September of 2011, have verified the accuracy of all the items examined and, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted by the company during the period.”

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, October 31 2011. (signed) Iran Siqueira Lima – President; Artemio Bertholini and Alberto Sozin Furuguem – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer